Exhibit 99.1

Safe-T Announces New Cyber-Security Sector Deals by its wholly Owned Subsidiary, NetNut Ltd.

HERZLIYA, Israel, May 20, 2020 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced that its wholly owned subsidiary, NetNut Ltd., has expanded into a new market with the signing of agreements with three leading companies operating in the consumer VPN sector.

The agreements will allow these VPN companies to use NetNut's unique global network and provide their end users with a faster, stable, and better secured connections over the internet to various websites.

The Coronavirus pandemic (COVID-19) has created unprecedented working challenges for companies as well as for private users across the globe, and remote access tools are helping them meet these challenges. NetNut’s infrastructure improves the remote connectivity, thus providing a better user experience.

NetNut’s network, based on its unique technology and partnerships with hundreds of residential Internet Service Providers around the world, is a leading solution, enabling enterprise customers to access the internet from various locations in a similar manner as local users, without compromising the quality and stability of the connections. This advantage is specifically important for cyber-security companies seeking to equip their customers with high performance remote connectivity.

Barak Avitbul, Chief Executive Officer of NetNut Ltd., commented: “The aptness of NetNut’s technology and infrastructure for the requirements of the cyber-security market, entails great potential for our solution. We expect to generate a significant portion of NetNut’s revenues from this market towards the fourth quarter of 2020”.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling, and simple integration with our services.

With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services, and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

SDP solution on AWS Marketplace is available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the aptness of NetNut’s technology and infrastructure for the cyber-security market and NetNut’s potential within the cyber-security market and expected revenue generation. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

T: +972-9-8666110